UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - Appointment CFO and Investor Relations Officer”, dated on August 7, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 235th MEETING OF THE BOARD OF DIRECTORS
OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: August 7th, 2013, at 11h00 a.m., at the company’s headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. ELECTION OF A MEMBER OF THE COMPANY’S BOARD OF DIRECTORS COMPLEMENTING THE CURRENT TENURE:

It was approved the election of Mr. Alberto Manuel Horcajo Aguirre, Spanish, married, law degree, bearer of identity RNE No. V905313-D, holder of Spanish passport No. AE096502, enrolled with the CPF/MF (Individual Taxpayer Registry) under No. 236.084.998-06, resident and domiciled in the capital of São Paulo State, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32º floor, São Paulo–SP, for the post of Chief Financial, Control and Investor Relations Officer of the Company, complementing the current tenure. Referred Director was appointed to the position in the 227th meeting of the Board of Directors of March 1, 2013 and the ratification indication in 230th meeting of the Board of Directors of April 23, 2013, however, its effective election and investiture had been conditioned to obtaining permission to do so by the Ministry of Labor and Employment, this requirement has been complied with in full. Due to the election herein approved, ends on this date, the exercise of that interim position by Mr. Paulo Cesar Pereira Teixeira. The tenure of the elected Director begins on this date, upon signing the instrument of investiture, which is filed with the head-office of the Company, and will last until the date of the first meeting of the Board of Directors to be held after the 2016 Annual Shareholders’ Meeting. The appointed Director declared, under the penalties of law, he is not involved in any of the impediments established in article 147 by Law 6.404/76, which prevents him from exercising the business activities inherent to his position

The posts of Chief Executive Officer, General and Executive Officer and General Secretary and Legal Officer will continue to be exercised by the current holders, Messrs. Antonio Carlos Valente da Silva, Paulo Cesar Pereira Teixeira and Breno Rodrigo Pacheco de Oliveira, respectively.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, August 7, 2013. (signatures) Antonio Carlos

TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

ATA DA 235ª REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

DA TELEFÔNICA BRASIL S.A.

Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 235th meeting of the Board of Directors of Telefônica Brasil S.A., held on August 7, 2013, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	August 9th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director